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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                         (Amendment No. _____________)*

                         Eagle River Interactive, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  269837 10 0
                               ----------------
                                (CUSIP Number)

Thomas R. Graunke, 11000 N. Scottsdale Road, Suite 260, Scottsdale, AZ 85254
(602) 998-7500
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 July 31, 1996
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            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 4 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D

CUSIP NO.  269837 10 0                                        PAGE 2 of 4 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Thomas R. Graunke -- ###-##-####


- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
            00


- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States


- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER
                                          1,185,000
          NUMBER OF

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER
                                          1,185,000
          REPORTING

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH


- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,185,000


- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8.98%


- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            IN


- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1.   SECURITY AND ISSUER

This statement relates to Common Stock, $0.001 par value. The name of the issuer is Eagle River Interactive, Inc. and the address of its principal executive offices is 1060 West Beaver Creek Boulevard, Avon, Colorado 81620.

ITEM 2.   IDENTITY AND BACKGROUND

(a)     The name of the person filing this statement is Thomas R. Graunke.

(b) Mr. Graunke's business address is 11000 N. Scottsdale Road, Suite 260, Scottsdale, Arizona 85254.

(c) Mr. Graunke's principal occupation or employment is as the Executive Vice President of the issuer and the President of Mastering Computers, Inc. The address from which Mr. Graunke conducts such occupation is 11000 N. Scottsdale Road, Suite 260, Scottsdale, Arizona 85254.

(d) During the last five years, Mr. Graunke has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Graunke has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. Graunke is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Graunke's 100 shares of the Common Stock of Mastering Computers, Inc. were converted into 1,175,000 shares of the Common Stock of the issuer in connection with the merger of Ute Creek Acquisition Corp., a wholly-owned subsidiary of the issuer, with and into Mastering Computers, Inc. (the "Merger"). Mr. Graunke did not borrow funds or other consideration in connection with the Merger. Prior to the Merger, Mr. Graunke purchased 10,000 shares of the issuer's Common Stock in its March 1996 initial public stock offering.

ITEM 4.   PURPOSE OF TRANSACTION

Mr. Graunke acquired the shares for investment. Mr. Graunke has no plans or proposals which relate to or would result in any of the actions listed in Items 4(a) through 4(j) of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Graunke beneficially owns 1,185,000 shares, or 8.98%, of the issuer's Common Stock, based on 13,201,447 shares outstanding at July 31, 1996.

(b) Except as specified otherwise by the Pledge Agreement (as defined in Item 6 below) and except to the extent that such power may be shared by Mr. Graunke's spouse under applicable law, Mr. Graunke has the sole power to vote or to direct the vote of 1,185,000 shares, shares the power to vote or to direct the vote of none of the shares, has the sole power to dispose or to direct the disposition of 1,185,000 shares, and shares the power to dispose of or to direct the disposition of none of the shares.

(c) Other than his acquisition of the 1,175,000 shares in the Merger on July 31, 1996, there were no transactions in the Common Stock effected by Mr. Graunke during the past 60 days.

(d) Except as specified otherwise by the Pledge Agreement (as defined in Item 6 below) and except to the extent that such right and power may be shared by Mr. Graunke's




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        spouse under applicable law, Mr. Graunke has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mr. Graunke has entered into a Stock Pledge Agreement with the issuer dated July 31, 1996 (the "Pledge Agreement"). Pursuant to the Pledge Agreement, Mr. Graunke has secured a portion of certain indemnification obligations to the issuer and Mastering Computers, Inc. in the form of a pledge to the issuer of 117,500 shares of the issuer's Common Stock (the "Pledged Stock") owned by Mr. Graunke. For so long as the issuer shall not have notified Mr. Graunke of a claim for indemnification, Mr. Graunke shall be entitled to exercise any and all voting and consensual rights and powers relating to the Pledged Stock. For so long as the issuer shall not have notified Mr. Graunke of a claim for indemnification, Mr. Graunke shall be entitled to receive and retain any and all ordinary cash dividends, but any and all stock and liquidating dividends shall become part of the Pledged Stock. Upon the expiration of the indemnification period, the issuer shall cause to be transferred to Mr. Graunke all of the remaining shares of Pledged Stock to the extent the issuer has not taken, sold or realized on the same pursuant to its rights under the Pledge Agreement. The issuer also must release shares of the Pledged Stock when such shares are no longer necessary to satisfy potential claims for indemnification.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

1. Stock Pledge Agreement between the issuer and Thomas R. Graunke dated July 31, 1996.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        July 31, 1996
                                        ---------------------
                                        Date
                                        /s/ Thomas R. Graunke
                                        ---------------------
                                        Signature

                                        Thomas R. Graunke
                                        ---------------------
                                        Name/Title




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                               EXHIBIT INDEX

Exhibit
  No.                           Description                             Page
- -------                         -----------                             ----

  1 Stock Pledge Agreement between the issuer and Thomas R. Graunke dated July 31, 1996.